UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Hyde Park Acquisition Corp. II

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

448640102

(CUSIP No.)

August 2, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP 448640102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP 448640102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Capital Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP 448640102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 742,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 742,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree Inc., a New York corporation (“Fir Tree”), relating to Common Stock, par value $.0001 per share (the “Common Stock”), of Hyde Park Acquisition Corp. II, a Delaware corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree Capital. Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital. Fir Tree Value, Fir Tree Capital and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

Hyde Park Acquisition Corp. II

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Fifth Avenue
50th Floor
New York, NY 10110

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital, and has been granted investment discretion over portfolio investments, including the Common Stock, held by Fir Tree Value and Fir Tree Capital.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”)

Item 2(e)	CUSIP.

448640102

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	Fir Tree Value is the beneficial owner of 604,400 shares of Common Stock. Fir Tree Capital is the beneficial owner of 138,100 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of each of Fir Tree Value and Fir Tree Capital.

(b)	Fir Tree Value beneficially owns 604,400 shares of Common Stock, which represents approximately 6.0% of the shares of Common Stock outstanding. Fir Tree Capital beneficially owns 138,100 shares of Common Stock, which represents approximately 1.4% of the shares of Common Stock outstanding. Collectively, the Reporting Persons beneficially own 742,500 shares of Common Stock, which represents approximately 7.4% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons, by 10,068,750, the number of shares of Common Stock issued and outstanding as of August 1, 2012, as reported in the Issuer’s 424B4 Prospectus filed on August 2, 2012.

(c)	Fir Tree Value may direct the vote and disposition of 604,400 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 138,100 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital, and thus, has the shared power to direct the vote and disposition of 742,500 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2012

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
	Name:	James Walker
	Title:	Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
	Name:	James Walker
	Title:	Managing Director

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director